Aflac Incorporated 2nd Quarter 2008 Form 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$483	$415	$957	$831

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share — basic	474,383	487,900	476,261	489,219
Dilutive effect of share-based awards	6,445	6,327	6,362	6,216

Weighted-average outstanding shares used in the computation of earnings per share — diluted	480,828	494,227	482,623	495,435

Earnings per share:
Basic	$1.02	$.85	$2.01	$1.70
Diluted	1.00	.84	1.98	1.68

EXH 11-1